ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 AUG -2 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/277/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 28, 2006

[redacted]

06015670

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2006

Attachment:
1. 2006 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2006 and 2005, including English translations
2. Management's Discussion and Analysis for the second quarter 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the second quarter 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2006, the Company and its subsidiaries' total revenues were Baht 23,688 million, an increase of Baht 8,892 million or 60% when compared with Baht 14,796 million in the second quarter 2005. Total expenses were Baht 10,534 million, an increase of Baht 4,854 million or 85% when compared with Baht 5,680 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 7,277 million or earnings per share of Baht 2.22 compared with net income of Baht 5,480 million or earnings per share of Baht 1.68 in the second quarter 2005.

For the six-month period of 2006, the Company and its subsidiaries' total revenues were Baht 46,381 million, while total expenses were Baht 19,773 million. The net income were Baht 15,116 million or earnings per share of Baht 4.62, comparing with the net income of Baht 9,735 million or earnings per share of Baht 2.98 in the six-month period of 2005.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

-2- / The Company...

The Company and its subsidiaries' total consolidated assets, as of June 30, 2006 were Baht 146,271 million, total liabilities were Baht 65,132 million, and total shareholders' equities were Baht 81,139 million.

Yours sincerely,

(Maroot Mrigadat)
President

(Unreviewed Quarter-2 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending 30 June			Unreviewed (In thousands)
	Quarter 2		For 6 Months	
Year	2006	2005	2006	2005
Net profit (loss)	7,277,095	5,480,113	15,116,161	9,734,502
EPS (baht)	2.22	1.68	4.62	2.98

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

	Consolidated		The Company	
Assets	June 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)	June 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)
Current Assets				
Cash and cash equivalents	22,490,407,451	30,507,066,433	4,929,399,294	13,821,767,602
Trade receivable-parent company	7,211,963,051	5,137,051,000	4,318,643,074	2,540,645,742
Trade receivables	2,027,533,595	1,849,812,595	95,656,617	41,319,079
Inventories	255,776,381	291,803,473	39,416,756	40,545,776
Materials and supplies-net	2,735,636,120	2,409,789,188	1,636,601,828	1,489,923,909
Other current assets				
Working capital from co-venturers	133,730,657	534,971,060	22,390,770	110,462,082
Other receivables	1,362,435,147	916,647,286	1,016,531,264	560,372,441
Accrued interest receivable	88,446,925	97,281,075	93,163,979	134,478,487
Other current assets	652,591,724	806,715,356	267,257,359	360,206,370
Total Current Assets	**36,958,521,051**	**42,551,137,466**	**12,419,060,941**	**19,099,721,488**
Non-current Assets				
Investments accounted for under equity method	426,645,727	397,862,789	43,488,760,293	38,916,753,798
Long-term loans to related parties	-	-	11,466,470,405	9,946,912,996
Property, plant and equipment-net	107,879,682,993	99,222,752,153	51,765,512,258	43,256,253,057
Intangible assets	326,195,135	325,752,931	312,592,655	309,811,693
Deferred income taxes	-	27,267,312	-	-
Other non-current assets				
Prepaid expenses	574,968,688	676,742,519	240,149,401	314,433,114
Deferred of bonds issuing expenses	5,908,824	10,696,585	4,473,564	6,390,806
Other non-current assets	98,680,193	105,130,129	14,857,546	14,907,176
Total Non-current Assets	**109,312,081,560**	**100,766,204,418**	**107,292,816,122**	**92,765,462,640**
Total Assets	**146,270,602,611**	**143,317,341,884**	**119,711,877,063**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

	Consolidated		The Company	
	June 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)	June 30, 2006 (Unaudited/ Unreviewed)	December 31, 2005 (Audited)
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	900,776,813	1,204,721,957	248,414,842	258,432,251
Current portion of long-term loan	7,665,622,787	8,234,088,363	-	-
Working capital to co-venturers	271,785,554	326,586,733	-	-
Accrued expenses	11,250,494,262	10,890,179,179	7,669,319,360	6,482,814,956
Accrued interest payable	339,901,233	366,868,747	195,835,570	209,890,585
Income tax payable	9,806,817,392	14,212,547,512	5,721,726,049	9,782,610,565
Other current liabilities	1,253,831,116	1,291,572,428	598,125,759	512,395,032
Total Current Liabilities	**31,489,229,157**	**36,526,564,919**	**14,433,421,580**	**17,246,143,389**
Non-current Liabilities				
Long-term loans from related party	-	-	2,037,643,013	-
Bonds	9,739,700,791	10,462,653,679	9,739,700,791	10,462,653,679
Deferred income taxes	12,461,160,762	12,408,244,776	7,909,971,717	7,806,670,485
Other non-current liabilities				
Deferred income	4,433,126,651	4,828,042,014	-	-
Provision for decommissioning costs	6,534,331,968	7,019,362,087	3,990,779,415	4,287,004,685
Other non-current liabilities	474,475,337	375,155,381	461,782,602	365,392,862
Total Non-current Liabilities	**33,642,795,509**	**35,093,457,937**	**24,139,877,538**	**22,921,721,711**
Total Liabilities	**65,132,024,666**	**71,620,022,856**	**38,573,299,118**	**40,167,865,100**
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each	-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital				
3,275,109,500 ordinary shares of Baht 1 each	3,275,109,500	-	3,275,109,500	-
654,932,100 ordinary shares of Baht 5 each	-	3,274,660,500	-	3,274,660,500
Share premium	11,931,309,800	11,918,329,000	11,931,309,800	11,918,329,000
Currency translation differences	(1,481,151,858)	(1,032,734,534)	(1,481,151,858)	(1,032,734,534)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	50,181,110,503	40,304,864,062	50,181,110,503	40,304,864,062
Total Shareholders' Equity	**81,138,577,945**	**71,697,319,028**	**81,138,577,945**	**71,697,319,028**
Total Liabilities and Shareholders' Equity	**146,270,602,611**	**143,317,341,884**	**119,711,877,063**	**111,865,184,128**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Revenues				
Sales	22,543,643,019	14,091,829,923	11,996,348,020	8,873,160,466
Revenue from pipeline transportation	731,394,075	472,102,535	-	-
Other revenues				
Gain on foreign exchange	104,330,272	-	124,347,966	-
Interest income	275,529,484	202,937,321	206,723,997	111,539,115
Other revenues	33,356,825	20,821,211	91,286,585	5,719,610
Share of profit from investments accounted for under equity method	-	8,205,693	2,498,503,988	2,519,604,803
Total Revenues	23,688,253,675	14,795,896,683	14,917,210,556	11,510,023,994
Expenses				
Operating expenses	1,918,453,625	1,031,203,921	737,361,004	623,935,730
Exploration expenses	457,184,659	298,877,705	211,951,766	10,161,938
General administrative expenses	566,419,293	613,325,388	211,548,528	322,692,236
Petroleum royalties and remuneration	3,525,779,087	1,698,490,452	1,499,543,503	1,102,278,812
Other expenses				
Loss on foreign exchange	-	893,153	-	512,070,452
Depreciation, depletion and amortization	4,062,816,028	2,034,494,217	1,470,765,111	1,428,708,000
Director's remuneration	2,787,500	2,443,750	2,787,500	2,443,750
Share of loss from investment accounted for under equity method	494,461	-	-	-
Total Expenses	10,533,934,653	5,679,728,586	4,133,957,412	4,002,290,918
Income before interest and income taxes	13,154,319,022	9,116,168,097	10,783,253,144	7,507,733,076
Interest expenses	314,662,217	340,135,551	182,834,608	185,307,721
Income taxes	5,562,561,317	3,295,919,583	3,323,323,048	1,842,312,392
Net income	7,277,095,488	5,480,112,963	7,277,095,488	5,480,112,963
Earnings per share				
Basic earnings per share	2.22	1.68	2.22	1.68
Diluted earnings per share	2.21	1.67	2.21	1.67

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Revenues				
Sales	43,563,767,186	26,770,293,392	23,362,301,883	17,286,830,325
Revenue from pipeline transportation	1,305,136,166	916,029,183	-	-
Other revenues				
Gain on foreign exchange	848,026,574	177,815,293	574,923,209	-
Interest income	533,792,665	376,858,733	435,930,102	231,828,505
Other revenues	130,275,675	43,503,222	159,223,265	13,023,296
Share of profit from investments accounted for under equity method	-	38,934,980	5,578,427,419	3,869,394,611
Total Revenues	**46,380,998,266**	**28,323,434,803**	**30,110,805,878**	**21,401,076,737**
Expenses				
Operating expenses	3,357,637,872	1,863,933,204	1,457,639,458	1,089,439,388
Exploration expenses	991,885,484	472,746,228	349,531,948	16,274,765
General administrative expenses	1,431,342,440	1,157,524,688	656,313,393	627,365,743
Petroleum royalties and remuneration	6,722,811,325	3,249,281,864	2,920,095,866	2,160,853,791
Other expenses				
Loss on foreign exchange	-	-	-	517,527,600
Depreciation, depletion and amortization	7,262,912,915	4,064,906,310	2,847,099,330	2,894,099,099
Director's remuneration	5,456,250	4,731,250	5,456,250	4,731,250
Loss from divestment	-	577,873,705	-	-
Share of loss from investment accounted for under equity method	1,217,062	-	-	-
Total Expenses	**19,773,263,348**	**11,390,997,249**	**8,236,136,245**	**7,310,291,636**
Income before interest and income taxes	**26,607,734,918**	**16,932,437,554**	**21,874,669,633**	**14,090,785,101**
Interest expenses	636,603,834	663,757,628	355,111,792	362,006,902
Income taxes	10,854,970,243	6,534,177,645	6,403,397,000	3,994,275,918
Net income	**15,116,160,841**	**9,734,502,281**	**15,116,160,841**	**9,734,502,281**
Earnings per share				
Basic earnings per share	4.62	2.98	4.62	2.98
Diluted earnings per share	4.60	2.97	4.60	2.97

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated and the Company						
	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Reviewed							
Balance - as at December 31, 2004	3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up	302,000	6,583,600	-	-	-	-	6,885,600
Currency translation differences	-	-	199,557,561	-	-	-	199,557,561
Net income	-	-	-	-	-	9,734,502,281	9,734,502,281
Dividend paid	-	-	-	-	-	(5,880,386,700)	(5,880,386,700)
Balance - as at June 30, 2005	3,266,964,000	11,709,469,600	(954,994,413)	332,200,000	16,900,000,000	29,905,862,572	61,159,501,759
Unaudited / Unreviewed							
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital Issued and paid-up	449,000	12,980,800	-	-	-	-	13,429,800
Currency translation differences	-	-	(448,417,324)	-	-	-	(448,417,324)
Net income	-	-	-	-	-	15,116,160,841	15,116,160,841
Dividend paid	-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006	3,275,109,500	11,931,309,800	(1,481,151,858)	332,200,000	16,900,000,000	50,181,110,503	81,138,577,945

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	15,116,160,841	9,734,502,281	15,116,160,841	9,734,502,281
Adjustment to reconcile net income to net cash provided by (used in) operating activities				
Share of (profit) loss from investments accounted for under equity method	1,217,062	(38,934,980)	(5,578,427,419)	(3,869,394,611)
Amortization of up-front payment under Bongkot Gas Sale Agreement	74,283,714	40,372,058	74,283,714	40,372,058
Depreciation, depletion and amortization	7,258,125,154	4,060,118,549	2,845,182,088	2,892,181,857
Amortization of bonds issuing expenses	4,787,761	4,787,761	1,917,242	1,917,242
Amortization of prepaid expenses	27,490,116	31,953,391	-	-
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	35,285,181	196,387,175	11,452,058	1,380,862
Loss on disposal of assets	-	855,277	-	879,896
Loss on disposal of material	8,367	27,148	2,092	27,148
Deferred income taxes	191,386,524	(246,008,231)	103,301,232	(504,479,848)
Income recognized from deferred income	(364,063,203)	(417,641,471)	-	-
Unrealized (gain) loss on foreign exchange	(1,507,010,822)	453,484,657	(592,088,335)	506,802,282
Loss from divestment	-	577,873,705	-	-
	20,838,225,120	**14,398,331,745**	**11,981,783,513**	**8,804,189,167**
Changes in assets and liabilities				
Decrease in short-term investments	-	1,752,873,533	-	1,742,264,656
Increase in trade receivables	(205,211,868)	(160,379,067)	(54,337,537)	(8,051,967)
Increase in trade receivable-parent company	(2,074,165,772)	(1,209,647,559)	(1,777,997,332)	(594,557,834)
(Increase) decrease in inventories	36,027,091	(120,572,431)	1,129,020	1,482,086
Increase in materials and supplies-net	(328,596,393)	(441,167,434)	(146,680,011)	(127,589,153)
(Increase) decrease in working capital from co-venturers	398,112,964	(470,796)	87,727,978	(4,414,130)
Increase in other receivables	(474,517,631)	(102,760,740)	(457,168,618)	(123,771,639)
(Increase) decrease in accrued interest receivable	8,772,412	(524,119)	41,402,830	(10,858,806)
(Increase) decrease in other current assets	153,600,464	(122,870,782)	92,644,612	(131,405,657)
(Increase) decrease in other non-current assets	6,296,016	(7,958,325)	49,630	(435,023)
(Decrease) increase in accounts payables	(251,840,629)	251,383,148	(8,080,513)	32,625,214

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)	2006 (Unaudited/ Unreviewed)	2005 (Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(44,229,714)	(193,260,418)	-	(102,846,608)
Increase in accrued expenses	438,342,197	1,074,139,170	1,222,726,364	1,030,888,719
(Decrease) increase in accrued interest payable	(28,802,706)	8,873,354	(14,861,213)	3,573,950
Decrease in income tax payable	(4,393,192,967)	(3,313,287,093)	(4,060,884,516)	(2,815,414,538)
(Decrease) increase in other current liabilities	(15,048,623)	150,675,532	90,504,274	83,539,748
(Decrease) increase in deferred income	41,826	(328,487)	-	-
(Decrease) increase in other non-current liabilities	99,319,956	(115,743,722)	96,389,740	41,558,057
Loss from translation foreign entities' financial statements	(120,347,904)	(60,358,454)	-	-
	(6,795,441,281)	(2,611,384,690)	(4,887,435,292)	(983,412,925)
Net cash provided by operating activities	**14,042,783,839**	**11,786,947,055**	**7,094,348,221**	**7,820,776,242**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(1,964,479,014)	(2,011,536,910)
Increase in investments accounted for under equity method	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend from related parties	-	73,060,000	588,003,600	-
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(16,359,108,454)	(7,019,371,030)	(11,341,426,004)	(4,345,574,480)
Increase in intangible assets	(28,156,978)	(11,221,274)	(27,248,305)	(22,761,720)
Net cash provided by (used in) investing activities	**(16,417,265,432)**	**1,552,045,206**	**(12,775,149,723)**	**(6,779,277,807)**
Cash flows from financing activities				
(Decrease) increase in loan from related company	-	-	2,037,643,013	(118,565,650)
Cash received from common share issuing	13,429,800	6,885,600	13,429,800	6,885,600
Dividend paid	(5,239,612,525)	(5,879,842,201)	(5,239,612,525)	(5,879,842,201)
Net cash used in financing activities	**(5,226,182,725)**	**(5,872,956,601)**	**(3,188,539,712)**	**(5,991,522,251)**
Net increase (decrease) in cash and cash equivalents	(7,600,664,318)	7,466,035,660	(8,869,341,214)	(4,950,023,816)
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	22,906,402,115	31,244,280,920	4,952,426,388	11,579,260,051
Effects of exchange differences	(415,994,664)	528,528,589	(23,027,094)	30,613,076
Cash and cash equivalents at end of the period	**22,490,407,451**	**31,772,809,509**	**4,929,399,294**	**11,609,873,127**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	644,159,325	651,405,167	358,857,722	352,924,440
Income taxes	16,082,621,010	10,061,176,189	10,360,980,284	7,263,321,031

2. Management Discussion and Analysis of Operating Results for Second Quarter of 2006

2.1 PTTEP Performance

In overview, the Thai economy in the first six months of 2006 demonstrated continuous growth. The National Economic and Social Development Board (NESDB) has projected economic growth in 2006 at a rate of between 4.2% and 4.9 %. Thai economic growth has led to increased demands for natural gas and power by 1.7% and 4.1% respectively, when compared with the first half of 2005. Regarding petroleum sales, PTTEP's sales volume averaged 171,585 barrels of oil equivalent per day in the six months of 2006.

Notable business developments at PTTEP and its subsidiaries in the second quarter of 2006 are summarized here.

PTTEP signed an Exploration & Production Sharing Agreement (EPSA) for Block 58 in the Sultanate of Oman and became the operator with 100% participation interest. Block 58 is located onshore in the Southwest of Oman, covering an area of approximately 2,264 square kilometers. The initial geological study on Block 58 indicates crude oil potential. The obtaining of exploration and production rights in Block 58 is another major advance in PTTEP's investment in the Sultanate of Oman and if the exploration of Block 58 proves as successful as Block 44 it will boost petroleum reserves and go towards increasing the energy stability of the nation.

PTTEP signed a Memorandum of Understanding with the Defence Energy Department, Ministry of Defence, to study geological and geophysics data in the North of Thailand. The study and evaluation of petroleum potential will be carried out in the Chiang Mai – Lamphun basin area, which comes under the authority of the Ministry of Defence. The initial MOU agreement between the state agency and a private company is only the first stage of the agreement. If the study is successful in proving the petroleum potential of the area, PTTEP and the Defence Energy Department, will further discuss how to conduct exploration and production in the Chiang Mai – Lamphun basin area to deliver maximum benefits and provide another step forwards for Thailand's energy security.

PTTEP obtained an approval from the government of Vietnam for the declaration of commerciality for the Vietnam 9-2 project, in which PTTEP holds 25% participation interest. The Vietnam 9-2 project is initially expected to be crude oil production, at approximately 20,000 barrels per day at the end of 2007.

In addition, PTTEP joined with the affiliated companies of the PTT group, consisting of PTT Public Company Limited (PTT), The Aromatics (Thailand) Public Company Limited, Thai Oil Public Company Limited and PTT Chemical Public Company Limited, to establish PTT ICT Solutions Company Limited (PTT ICT), with shareholdings of 20% each. PTT ICT's registered capital will be 150,000,000 Baht, consisting of 15,000,000 ordinary shares of 10 Baht each. PTT ICT's scope of services includes providing all information and communication technology services (ICT) to the affiliated companies of the PTT group with objectives to complement its potential and enhance its competence in ICT, promote synergy among the affiliated companies, and align with PTT group direction and strategy.

2.2 Results of Operations

On May 15, 2006 the Company registered the change in its registered paid-up capital from Baht 3,274.95 million to Baht 3,275.11 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 163,000 shares at the par value of Baht 1 per share resulting in a total of 163,000 Baht. As of June 30, 2006 the outstanding number of warrants was 9.38 million units.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	1st Quarter 2006	2nd Quarter 2006	2nd Quarter 2005
Income from continuing operations			
Exploration and production	6,441	6,385	4,939
Pipelines	924	1,064	923
Others	474	(172)	(382)
Total net income	**7,839**	**7,277**	**5,480**
Diluted earnings per share – from continuing operations	2.38	2.21	1.67
Total Revenues - from Current Operational Results	22,693	23,688	14,796

Second Quarter of 2006 compared with Second Quarter of 2005

For the results of operations (Unreviewed) in the second quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,277 million or Baht 2.21 per share-diluted, an increase of Baht 1,797 million or 33% from the same period last year, in which net profit was Baht 5,480 million or Baht 1.67 per share-diluted. Return on shareholders' equity for this quarter was 36.30%

For this quarter, the total revenue was Baht 23,688 million, an increase of Baht 8,892 million or 60% from the same period last year (Baht 14,796 million). This increase was mainly due to an increase in petroleum sales of Baht 8,452 million or 60%, resulting from the higher average petroleum sales price to USD 37.61 per barrel of oil equivalent (BOE) against the same period last year (USD 28.14 per BOE). In addition, there was an increase in sales volume in this quarter to 171,662 barrels of oil equivalent per day (BOED) compared with the same period last year of 139,035 BOED. This increased sale mainly came from the crude oil sale from the B8/32 & 9A project, natural gas sale from the Bongkot, Pailin and Yadana projects and condensate sale from the Pailin project.

The sales of Yetagun project decreased in this quarter in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in

-3- / Moattama Gas....

Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 10,534 million, an increase of Baht 4,854 million or 85% from the same period last year (Baht 5,680 million). This increase was the result of

(1) Increased depreciation and amortization expenses, mainly due to the depreciation of the B8/32 & 9A, S1 and Bongkot projects as a result of additional completed assets, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Higher operating expenses, mainly due to the cost from the B8/32 & 9A and Nang Nuan projects including the maintenance costs from the S1 and Bongkot projects.

(3) Rising exploration expenses, mainly as a result of 3D seismic cost from the Bongkot and G12/48 projects.

(4) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 104 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 2,266 million as a result of higher taxable profits.

Second Quarter of 2006 compared with First Quarter of 2006

For the results of operations (Unreviewed) in the second quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,277 million or Baht 2.21 per share-diluted, a decrease of Baht 562 million or 7% from the previous quarter's net profit of Baht 7,839 million, or Baht 2.38 per share-diluted. When compared with the previous quarter the foreign exchange gain in this quarter decreased by Baht 640 million, from the strengthened Baht against USD in this quarter of Baht 0.61 (the previous quarter of Baht 2.23).

For this quarter, the total revenue was Baht 23,688 million, an increase of Baht 995 million or 4% from the previous quarter (Baht 22,693 million). This increase was mainly due to an increase in petroleum sales of Baht 1,524 million, resulting from the higher average petroleum sales price to USD 37.61 per BOE against the previous quarter (USD 34.28 per BOE). The higher sales revenues came mainly from the crude oil sale from the S1 project and the natural gas and condensate sale from the Yadana and Bongkot projects.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 10,534 million, an increase of Baht 1,294 million or 14% from the previous quarter (Baht 9,240 million). This increase was mainly the effect of

-4- / (1) Higher depreciation...

(1) Higher depreciation and amortization expenses, mainly as a result of the additional completed oil and gas properties in the B8/32, Pailin and S1 projects.

(2) Increased operating expenses, mainly due to the higher cost from the Nang Nuan project and the maintenance cost from the S1 project.

(3) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under the Petroleum Act (No.4) B.E. 2532

(4) Decreased administration expenses, mainly due to the higher provision of the provident fund in the previous quarter, and the increased allocation of general costs in this quarter.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 270 million as a result of higher taxable profits.

2.2.2 Results of Operations – The First Half Year Comparison

Earning summary	1st Half Year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2006**	**2005**
Income from continuing operations		
Exploration and production	12,826	8,821
Pipelines	1,988	1,716
The others	302	(802)
Total net income	**15,116**	**9,735**
Diluted earnings per share – from continuing operations	4.60	2.97
Total Revenues - from Current Operational Results	46,381	28,323

The results of operations (Unreviewed) for the first half year of 2006, PTTEP and its subsidiaries' net profit was Baht 15,116 million or Baht 4.60 per share-diluted, an increase of Baht 5,381 million or 55% when compared with the first half year of 2005 net profit of Baht 9,735 million or Baht 2.97 per share-diluted.

For the first half year of 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 46,381 million, an increase of Baht 18,058 million or 64% when compared with Baht 28,323 million for the first half of 2005. This increase was mainly due to an increase in sales of petroleum of Baht 16,794 million, resulting from the higher average petroleum sales price to USD 35.95 per BOE when compared with the first half of 2005 at USD 26.77 per BOE. In addition, sales volume increased to 171,585 BOED when compared with the first half of 2005 (140,850 BOED). The higher sales derived mainly from the crude oil sale from the B8/32 & 9A project, and the natural gas and condensate sales from the Pailin and Bongkot projects.

For the first half of 2006, the sales of Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

-5- / PTTEP and ....

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses for the first half of 2006 amounting to Baht 19,773 million, an increase of Baht 8,382 million or 74% when compared with Baht 11,391 million for the first half of 2005. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and Bongkot projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased operating expenses, mainly due to the cost from the B8/32 & 9A and Nang Nuan projects including the logistic and maintenance costs from the Bongkot projects.

(3) Rising exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9, Bongkot and G12/48 projects.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, MT JDA and Iran Saveh projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

PTTEP and its subsidiaries had foreign exchange gain for the first half of 2006 amounting to Baht 848 million when compared with the first half of 2005 at Baht 178 million because of the strengthened Baht.

For the first half of 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,321 million as a result of higher taxable profits

2.3 Financial position

As of June 30, 2006, PTTEP and its subsidiaries had total assets of Baht 146,271 million, or Baht 2,954 million higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 8,657 million, mainly from the higher investment in the Arthit and Oman 44 projects whereas the decreased current assets were mainly due to the lower cash and cash equivalent from the 2005 income tax payment in May 2006.

Most of the current assets as of June 30, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

-6- / PTTEP and....

PTTEP and its subsidiaries had total liabilities of Baht 65,132 million, which were lower than at the end of 2005 by Baht 6,488 million, mainly resulting from decreased income tax payable of Baht 4,407 million due to income tax payment as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to be 1:5 including the exercise price from Baht 111, Baht 117, Baht 183 and Baht 278 to be Baht 22.20, Baht 23.40, Baht 36.60 and Baht 55.60 respectively. As of June 30, 2006, the total number of shares exercised was 15.11 million share units and the outstanding number of warrants was 32.89 million units.

For the first half of 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 14,043 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 16,417 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit and Oman 44 projects (2) the investment in PTT ICT Solutions Co., Ltd. amounting to Baht 30 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 5,226 million due to (1) dividend payment to shareholders, Baht 8 per share, amounting to Baht 5,239 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 13 million.

As of June 30, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 22,490 million, a decrease of Baht 8,017 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

2.4 Impacts on Operational Results

Regarding the factors that may influence PTTEP business, firstly, the Thai economy: many agencies of economic evaluation have lowered the Thai economic growth in 2006 to a rate of 4.0% to 5.0% resulting from several negative factors, such as the upward oil price trend from the political situation in the Middle East and the tight supply, the upward trends of interest and inflation rates, and Thai political issues. These negative factors may lead to a slow down in Thai economic growth in the next few years.

Although Thai economic growth has a direct impact on the domestic energy demand, it may not influence PTTEP's petroleum sales volume due to domestic demand surplus.

Secondly, the volatility of oil prices, which directly influence PTTEP revenue. The current upward trend of the oil price may positively impact PTTEP business because of the increase in the price of its product. However, PTTEP has closely monitored and

considered a policy of oil price hedging with a clear direction toward risk management regarding volatile oil prices.

In addition, PTTEP has considered several risk factors such as technical and core capability risk, inherent risk, and financial risk in order to ensure readiness for suitable action.

กะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/278 /2006

RECEIVED
2006 AUG -2 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 28, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Payment of Interim Dividend for Year 2006

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 8/2549/252 on July 28, 2006, passed a resolution for the payment of an interim dividend from petroleum income to the shareholders, for the half year operations from January 1, 2006 to June 30, 2006 at the rate of Baht 1.71 per share. The date for closing of the Company's share register for the right to receive the dividend will be August 18, 2006 at 12.00 p.m. The dividend payment date will be August 28, 2006.

Yours sincerely,

Maroot Mrigadat

President